Albany Atlanta Brussels Denver Los Angeles Miami New York Thomas Wardell 404.527.4990	mckennalong.com	Northern Virginia Orange County Rancho Santa Fe San Diego San Francisco Seoul Washington, DC email address twardell@mckennalong.com

May 30, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Attn:	Mara Ransom, Assistant Director

Lilyanna Peyser, Legal Branch Chief

Scott M. Anderegg

Re:	China Recycling Energy Corporation Registration Statement on Form S-3
Filed March 10, 2014 File No. 333-194470

Dear Ms. Ransom:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC Comment Letter, dated May 7, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your May 7, 2014 comment letter followed by our response.

General

Comment 1: We note your response to comment 1 in our letter dated April 3, 2014. The issues raised in such comment apply to the lease agreement filed as Exhibit 10.2 to the Form 8-K filed on September 16, 2014, as well. Please advise

Response:

The Company also confirms that Pucheng Xin Heng Yuan Biomass Power Generation Corporation signed the Biomass Power Generation Project Lease Agreement on September 11, 2013.

United States Securities and Exchange Commission

May 30, 2014

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

Comment 2:	We note your response to comment 3 in our letter dated April 3, 2014, including your belief that the language that the opinion “is provided for use solely in connection with the resale of the Common Stock covered by the Registrant Statement” should be interpreted as allowing investors to rely on Counsel’s opinion. While this language appears to appropriately limit the purpose for which the opinion may be used, it does not appear to speak as to a person or a class of persons. However, the language that the opinion “may not be furnished to, quoted from or relied upon by any other person, firm or corporation” appears to inappropriately limit the persons that may rely on the opinion to the addressee of the opinion (your board of directors). Accordingly, we re-issue this comment.

Response:

We will revise and replace the sentence “This opinion letter is provided for use solely in connection with the resale of the Common Stock covered by the Registration Statement may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent.” with a new sentence (italicized font reflects new proposed insert) that “This opinion letter is provided for use solely in connection with the resale of the Common Stock covered by the Registration Statement, and except for its use in connection with such resale  may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent.”

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990, Derek Swanson at (404) 527-4037 or Jeffrey Li at (202) 496-7443.

Very truly yours,

/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.

Jeffrey Li, Esq.

Derek Swanson, Esq.